

a traditional approach to creating value

CSS Industries, Inc. 2002 Annual Report



imagination + tradition

creative seasonal solutions



The business of CSS is to provide tangible, imaginative responses to traditional holidays, delighting the consumer while creating maximum profitability for stockholders and customers alike.

The company's customers — including mass merchandisers, chain drug stores, supermarket chains, warehouse shopping clubs, variety stores, party goods stores, office superstores, department stores, craft stores, and dollar stores — turn to CSS as a valued partner in providing consumers with the must-have seasonal social expressions that make holidays special.

From Christmas cards and wrap to Valentine's Day exchange cards, from Easter baskets to Halloween costumes and Thanksgiving decor, CSS offers the most essential products for the most wonderful times of the year. Additionally, the recent acquisition of certain assets of C.M. Offray and Son, Inc. — with its extensive, well-known lines of decorative, craft and floral ribbons — ensures that CSS' products will now be woven ever more tightly into the fabric of our social traditions, brightening bouquets, gifts and apparel every day of the year.

"Earning the right to own the seasons" means inventing cherished holidays anew, responding promptly to changing social customs while combining time-honored pleasures with the newest colors, graphics and styles. It means we earn the confidence of consumers by ensuring that all our products are well made, beautifully designed, and affordably priced. It also means that we work hard to maintain our leadership position as a preferred vendor of each product we offer, creating "win-win" opportunities for customers through exclusive offerings, merchandising plans, volume programs, and reliable customer service. In all seasons, it means conducting a modern business with the most traditional of goals: creating the highest possible value in everything we do.



(In thousands, except per share amounts)	year ended march 31,	3 month periods ended march 31,		years ended december 31,			
	2002	2001	2000 (unaudited)	2000	1999	1998(a)	1997
statement of operations data							
net sales	**$424,309**	$26,987	$24,589	$421,084	$408,867	$417,526	$372,733
income (loss) from continuing operations before income taxes	**33,455**	(9,194)	(9,604)	28,406	28,442	37,926	30,442
income (loss) from continuing operations	**21,501**	(6,080)	(6,147)	18,231	18,061	24,276	18,871
income from discontinued operations, net of income taxes	**—**	—	—	—	—	—	6,348
gain on sale of discontinued operations, net of income taxes	**—**	—	—	—	—	—	17,871
net income (loss)	**21,501**	(6,080)	(6,147)	18,231	18,061	24,276	43,090
income (loss) from continuing operations per common share - basic	**$2.44**	$(.69)	$(.66)	$2.02	$1.85	$2.26	$1.74
diluted	**$2.40**	$(.69)	$(.66)	$2.02	$1.84	$2.21	$1.67
balance sheet data							
working capital	**125,398**	124,171	120,402	133,397	130,889	145,165	129,245
total assets	**298,495**	267,448	248,784	349,543	349,398	376,590	342,362
short-term debt	**200**	312	424	62,961	63,488	96,198	52,524
long-term debt	**165**	193	434	252	537	2,131	2,580
stockholders' equity	**$234,845**	$220,945	$209,575	$227,091	$219,477	$220,493	$221,649

(a) Results for 1998 include pre-tax income of $5,309, or net income of $3,398, related to restructuring and other special items.

selected financial data

sales



in millions
$450-
400-
350-
300-
250-
97
98
99
00
F02*

income from
continuing operations



in millions
$25-
20-
15-
10-
97
98
99
00
F02*

income from
continuing operations
per diluted share



$2.50-
2.25-
2.00-
1.75-
1.50-
1.25-
97
98
99
00
F02*

* Results for 1997 through 2000 are on a calendar year basis. In 2001, the company changed its year-end from December 31 to March 31, therefore, fiscal 2002 ("F02") reflects results for the twelve months ended March 31, 2002.

□ Impact of non-recurring income associated with the sale of real estate, net of restructuring, and other special items.

has just completed a very successful year that included growth in earnings per share, improvement in return on investment, decrease in debt and interest expense, and increases in our stock price. We are particularly proud of the men and women of our company who achieved these results despite a soft retail environment, a difficult and costly systems implementation in one of our subsidiaries, and costs related to the bankruptcy of a major customer. It was a challenging year that turned out well, thanks to the terrific teamwork and individual effort demonstrated by our more than four thousand employees.

Our strategy is a very basic one. We strive to provide value to our retail customers by providing outstanding products, primarily those with highly seasonal demand. Seasonal products are disproportionately important to retailers, as they help to drive increased store traffic during the Halloween, Christmas, Valentine's Day, Easter, and back-to-school seasons. Long lead times and short delivery windows complicate the supply of seasonal products. We believe that by becoming experts in the development and merchandising of seasonal products, and by skillfully



managing a uniquely complex supply chain necessary to deliver them in a timely manner, we can continue to increase our competitive advantage in an area that is key to our customers' profitability.

We continue to strive to EARN THE RIGHT TO OWN THE SEASONS by providing exceptional products, value, and service to both customers and consumers throughout the year, both in our core seasonal product lines and in complementary, less seasonally driven businesses. In keeping with this strategy, the annual report that follows expresses the theme of "real products for real people."

One important component of the value we offer our customers is our wide selection of licensed products. We enjoy mutually successful relationships with top licensors, including Warner Bros., Disney, Nickelodeon and Mattel, with whom we have earned the reputation of providing the broadest seasonal distribution of their licensed characters. Key recent licenses include Harry Potter and the Sorcerer's Stone, Spider-Man, Star Wars, and Monsters, Inc. Many more new licensed product introductions are planned for the year ahead, as we continue to seek out the very best entertainment and branding relationships for our products.

We have a leading market position in many of our product categories. While large market positions provide the scale that allows for profitable investment in those markets, they also place natural limits on our ability to grow sales of existing products. Hence, our strategy for growth involves new products and markets, either through internal development or by acquisition.

The new Nicholas™ line of gift wrap from Cleo is being enthusiastically received in the market, while early indications suggest that the newly designed Halloween costume line from Paper Magic —combining entirely new thematic concepts with innovative packaging and merchandising — will more than double our costume sales this year.

As we look forward,

The retail trade response to Paper Magic's investment in over ninety percent new card designs, including exciting, fresh, new themes from nationally recognized artists, has also been enthusiastic with early orders running ahead of last year's pace.

In the last twelve months we have successfully completed two acquisitions to assist us in our growth strategy. The first was the purchase last spring of substantially all of the assets of Tye-Sil Corporation Ltd., a Canadian provider of gift wrap and accessories. The acquisition of Tye-Sil greatly enhanced our position in the important Canadian market, and gave us access to an excellent portfolio of Christmas art.

In March of 2002, we completed the second acquisition, the purchase of certain assets of C.M. Offray and Son, Inc., a leading provider of narrow woven decorative ribbon. These assets are being merged into Berwick, our existing ribbon and bow subsidiary, providing us with the opportunity to meet all the ribbon and bow needs of our customers. In recognition of the importance of Offray, and the reputation it has earned over its more than 125 years in the market-place, Berwick's name has been changed to Berwick Offray LLC. We warmly welcome the more than 1,100 Offray employees who have just joined the CSS family of companies.

CSS has long been fortunate to have strong, independent Directors on its Board. These Directors also serve on our Audit and Human Resources Committees, ensuring the independence of these important groups. In 2002, Richard G. Gilmore, a CSS Director since 1984, will reach the mandatory retirement age for Directors and will therefore not stand for reelection. In eighteen years, Dick has never missed a Board meeting, and has made his presence felt through countless examples of thoughtful guidance. We will miss Dick's insight and advice, and wish him and his wife, Jackie, much health and happiness in the years to come.



As we look forward, we believe your company is well positioned for growth, both in sales and in earnings. Our primary goal is to provide growth in earnings per share of ten to fifteen percent per year. We have accomplished this goal in the last two years and again anticipate its achievement in the current year.

Jack Farber
Chairman of the Board

David J.M. Erskine
President and Chief Executive Officer







the warmest time of the year

Christmas is a time to pause, remember those who matter most, and revel in the traditional joys of the season. Our products are an integral part of the festivities, from the Christmas cards sent to friends and family to the luxurious ribbons and gift wrap on the presents under the tree.

As much as consumers relish the pleasures of Christmases past, they look forward to the excitement of purchasing the very latest and most beautiful designs to ornament their homes and their gifts. That's why CSS creates hundreds of new cards, tags, gift wrap, and bags each year, as well as a dazzling variety of new ribbons and bows, for a timely, fashion-forward approach to this traditional holiday.

In 2001, CSS introduced its new Nicholas™ line of products, featuring contemporary designs printed on a festive, reflective polypropylene material. The sparkling effects that Nicholas™ brings to Christmas wrap and gift bags offer a new source of visual impact at retail, and certainly help to keep the season bright.

The year also saw the introduction of The Saturday Evening Post line of greeting cards, as well as the introduction of Norman Rockwell Classics and Norman Rockwell Lifestyles' wrapping paper, gift tags, gift bags, ribbons and bows (licensed by Norman Rockwell Licensing, Niles, Illinois). Inspired by one of the nation's most beloved artists, whose works combine glowing nostalgia for the past with the timeless themes of patriotism, integrity, and courage, these products reflect the most treasured traditions of the season — and hold a mirror to the mood of our country.

Whenever a Christmas gift is given, the chances are excellent that something — a gift bag, wrapping paper, decorative tissue, gift tag, ribbon, or bow — comes from CSS.





and friendship at valentine's day

Though exchanging valentines in the classroom is a tradition that most adults recall, the younger generation brings the holiday up to date by demanding the very latest entertainment properties to grace their cards. Children today exchange hundreds of millions of CSS' valentines each year; for many, these are the first greeting cards they ever send.

As a bright spot in the school calendar, and a perfect opportunity to introduce themes like sharing and inclusion, valentine card exchange has earned the support of teachers and parents across the country. Since most parents let their children select the cards to send, CSS conducts focus groups and commissions market research to ensure that each child finds a generous selection of licensed properties and favorite themes from which to choose.

CSS also presents customers with a colorful range of Valentine's Day décor and social expressions, including stickers, window clings, banners, gift wrap, ribbons, and bows. In traditional and contemporary designs, with hearts and flowers for that special someone as well as cheerful decorations for school or the workplace, CSS ensures that its customers will find the perfect match at this most romantic time of the year.

Favorite images from popular culture, like Scooby-Doo, Monsters, Inc., Barbie, Blue's Clues, and The Crocodile Hunter, are found on Classroom-Exchange Foil Valentines from CSS.


HAVE A HAPPY DAY!
Can you figure out where Blue is going?


INCLUDES 30
FOLD & SEAL CARDS
WITH SEALS
MONSTERS, INC.
CARTOON NETWORK
Valentines





Easter arrives hand-in-hand with blooming flowers and springtime showers. A season of renewal for the faithful, and a time of new beginnings in the natural world, Easter combines the solemnity of a religious holiday with the more secular pleasures of our society.





Each family has a different way of marking this important occasion and CSS offers a variety of products to make every celebration special. For adults, a range of small gift items and decorative accessories in fresh, springtime colors. For children, a complete selection of the products that pave the way for the arrival of the Easter bunny: brightly-colored Easter baskets; artificial eggs and grass; and entertaining novelties. And for the whole family, our extensive Dudley™ line of Easter egg coloring kits and

of renewal at easter

accessories — providing a pleasant, modern approach to a traditional seasonal activity.

In addition, the recent acquisition of certain assets of C.M. Offray and Son, Inc. means that florists, designers and hobbyists can now choose from dozens of different lines of floral, gift, craft, and home-sewing ribbons when creating bright springtime bouquets of festive flowers, cheerful spring garlands and wreaths, or new Easter clothes for boys and girls.

While the date we celebrate Easter varies from year to year, CSS is always there with the freshest products, renewing its commitment to creative seasonal solutions as nature ceaselessly renews itself.

learning and growing every day

Though best known for helping consumers celebrate the changing seasons, CSS products also help parents and educators share the gift of educational development every day of the year. Our Eureka™ line offers teachers valuable resources in the classroom, while Learning Playground™ products bring parents and children together for fun and educational at-home activities. Both of these popular brands continue to grow in acceptance among customers and consumers.

Our Learning Playground™ and Eureka™ lines of banners, stickers, flashcards, games, and toys give children an educational edge.




WITCH
MAKEUP K



grow darker, days grow shorter, and autumn leaves collect on the lawn, anticipation grows for the spookiest of holidays: Halloween. Whether consumers are looking for a simple mask or decorating the whole house with creepy delights, CSS offers a full range of the products that make this season so much fun, playing an important and growing role in the gleeful celebration of this increasingly popular holiday.

From hairy and scary to trendy and friendly, CSS' Halloween costumes are being transformed by a new philosophy that encourages couples, friends, and whole families to celebrate the holiday together — often, in coordinated attire. Informed by the freshest fashions and color trends, accentuated by just the right wigs, hats, makeup, and accessories, and crafted for the very finest fit and finish, CSS' newly designed Halloween costumes have the season all sewn up.

Our seasonal décor program also benefits from this growing spirit of togetherness, as consumers seek new ways to enhance the home environment with the crisp colors of autumn. Whether they're looking for decorative accents to evoke the gentle moods of the declining year or startling electronic devices to delight their guests at Halloween, CSS provides their favorite mass merchandisers and specialty retailers with a diverse range of options. From the first days of school through the Thanksgiving holiday, our fall program of licensed and proprietary decorative accessories offers a complete range of seasonal themes, from bright autumn leaves and jolly pumpkins to grinning ghosts and proud pilgrims.

Putting on a costume, painting on a face, and pretending to be someone — or something — else for Halloween, is a colorful fall tradition at the end of every October.









Throughout the year, the licensing of popular characters and images brings familiar friends — and the latest trends — to CSS' social expressions.

While schoolchildren are the primary consumers of our successful Classroom-Exchange Valentines, which showcase dozens of their favorite television, sport, and entertainment properties, children and adults alike enjoy the colorful good humor and timeless traditions expressed in our licensed holiday cards and gift wrap, Halloween costumes and masks, Easter egg coloring kits, and other licensed products.

Successful products were also developed for powerful, enduring properties like Winnie-the-Pooh,



© 2002, HIT Entertainment PLC and Keith Chapman.

Scooby-Doo, Star Wars, Spider-Man, Looney Tunes, Mickey Mouse, and Disney Princesses, as well as for relatively new classics, including

treasured traditions and timely trends

Some licensed characters — like Barbie — need no introduction. Others — as with film properties, when products are often sold to retailers in advance of theatrical release — require expert marketing to fulfill their potential. From identifying the latest trends and negotiating contracts, to developing and placing the very best products possible, CSS works with rights holders to develop long-term, valuable relationships that will enhance the leadership of both partners.

In 2001, CSS planned products in advance of a number of film releases, including a handful of promising prospects — among them were *Harry Potter and the Sorcerer's Stone* and *Monsters, Inc.* — that finished 2001 among the top five box office successes.

Bob the Builder, NickToons, The Crocodile Hunter, Hello Kitty, and many more.

In addition, while entertainment characters and personalities express some of the most visible and recognizable elements of popular culture, our cause-related marketing initiatives and extensive art licensing program continue to offer consumers an even wider variety of ways to express themselves.

With creative seasonal solutions that span the year, and comprehensive exposure through superior product variety and retail distribution, CSS continues to offer intellectual property rights holders like Warner Bros., Disney, Mattel, Nickelodeon, and others the benefit of its continued strength in the development and distribution of licensed seasonal social expressions.

CSS negotiates licenses for images that range from timely trends, like Spider-Man and Star Wars, to treasured traditions, like The Saturday Evening Post.


THE SATURDAY EVENING POST
DEC. 2, '22
5¢ THE COPY



officers

Jack Farber
Chairman of the Board

David J.M. Erskine
President and Chief Executive Officer

Stephen V. Dubin
Executive Vice President, Secretary and General Counsel

Clifford E. Pietrafitta
Vice President-Finance, Chief Financial Officer and Assistant Secretary

Steven A. Cohen
Vice President-Licensing

John J. Nucero
Vice President-Business Development

Stefanie L. Smoke
Treasurer, Corporate Controller and Assistant Secretary

Ellen B. Kurtzman
Assistant Secretary

Michael A. Santivasci
Assistant Secretary

directors emeriti

Willard M. Bright
John R. Bunting, Jr.

board of directors

James H. Bromley°
Independent Consultant

Stephen V. Dubin
Executive Vice President, Secretary and General Counsel

David J.M. Erskine°
President and Chief Executive Officer

Jack Farber°
Chairman of the Board

Richard G. Gilmore+°
Independent Consultant

Leonard Grossman*
Private Investor

James E. Ksansnak+°
Vice Chairman-Retired ARAMARK Corporation (a service management company)

Michael Sanyour°
Principal, CMS Companies (financial services and insurance)

° Member of Executive Committee
+ Member of Audit Committee
* Member of Human Resources Committee

our family of companies

Corporate Headquarters
CSS Industries, Inc.
1845 Walnut Street
Suite 800
Philadelphia, PA
19103-4755

Berwick Offray LLC
Bomboy Lane
and Ninth Street
Berwick, PA 18603

Cleo Inc
4025 Viscount
Memphis, TN 38118

The Paper Magic Group, Inc.

Winter Division
401 Adams Avenue
Scranton, PA 18510

Fall, Spring and Everyday Division
100 North Sixth Street
Suite 899 C
Minneapolis, MN 55403

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]**

For the fiscal year ended March 31, 2002

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from ____________________ to ____________________

Commission File Number 1-2661

CSS INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	13-1920657
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1845 Walnut Street, Philadelphia, PA	19103
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (215) 569-9900

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
Common Stock, $.10 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X   No ___

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained to the best of Registrant's knowledge in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K. ☒

The aggregate market value of the voting stock held by non-affiliates of the Registrant is approximately $172,046,652. Such aggregate market value was computed by reference to the closing price of the Common Stock of the Registrant on the New York Stock Exchange on May 16, 2002 ($38.35 per share). Such calculation excludes the shares of Common Stock beneficially owned at such date by certain directors and officers of the Registrant, by the Farber Foundation and by the Farber Family Foundation, as described under the section entitled "CSS SECURITY OWNERSHIP" in the Proxy Statement to be filed by the Registrant for its 2002 Annual Meeting of Stockholders. In making such calculation, Registrant does not determine the affiliate or non-affiliate status of any holders of the shares of Common Stock for any other purpose.

At May 16, 2002, there were outstanding 8,612,794 shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Registrant's Proxy Statement for its 2002 Annual Meeting of Stockholders are incorporated by reference in Part III (under Items 10, 11, 12 and 13).

Part I

Item 1. Business

General

CSS Industries, Inc. ("CSS" or the "Company") is a consumer products company primarily engaged in the design, manufacture, procurement and sale to mass market retailers of seasonal, social expression products, including gift wrap, gift bags, boxed greeting cards, gift tags, tissue paper, paper and vinyl decorations, classroom exchange Valentines, decorative ribbons and bows, Halloween masks, costumes, make-ups and novelties, Easter egg dyes and novelties and educational products. CSS provides its retail customers the opportunity to use a single vendor for much of their seasonal product requirements. CSS' product breadth, product innovation, creative design, manufacturing and packaging flexibility, product quality and customer service are key to sustaining the Company's market leadership position. A substantial portion of CSS' products are manufactured, packaged and warehoused in twenty-one North American facilities, with the remainder purchased primarily from Asian manufacturers. The Company's products are sold to its customers by national and regional account managers and by a network of independent manufacturers' representatives. The Company is comprised of The Paper Magic Group, Inc. ("Paper Magic"), acquired by the Company in August 1988, Berwick Industries LLC ("Berwick"), acquired in May 1993, and Cleo Inc ("Cleo"), acquired in November 1995. During March 2002, Berwick completed the acquisition of substantially all of the business and assets of the portion of C. M. Offray & Son, Inc. ("Offray") which manufactures and sells decorative ribbon products, floral accessories and narrow fabrics for apparel, craft and packaging applications. Subsequent to the acquisition, Berwick changed its name to Berwick Offray LLC ("Berwick Offray").

The Company has experienced growth through a combination of acquisitions and the expansion of existing operations. The Company's goal is to continue to expand by developing new or complementary products, by entering new markets, by acquiring companies that are complementary with its existing operating business and by acquiring other businesses with leading market positions.

Principal Products CSS designs, manufactures and distributes a broad range of seasonal consumer products primarily through the mass market distribution channel. Christmas products include gift wrap, gift bags, boxed greeting cards, gift tags, tissue paper, paper and vinyl decorations, and decorative ribbons and bows. CSS' Valentine product offerings include classroom exchange Valentine cards and other related Valentine products, while its Easter product offerings include Dudley's® brand of Easter egg dyes and related Easter seasonal products. For Halloween, CSS offers a full line of Halloween merchandise including make-up, costumes, masks and novelties. In addition to seasonal products, CSS also designs and markets decorative ribbons and bows to its mass market, retail and wholesale distribution customers and teachers' aids to the education market through the mass market, school supply distributors and direct-to-retail teachers' stores.

CSS manufactures and warehouses its products in twenty-one facilities located in Pennsylvania, Maryland, South Carolina, Alabama, Tennessee, Texas, New York and Canada. Boxed greeting cards, gift tags, paper and vinyl decorations and classroom exchange Valentine products are primarily produced and warehoused in six facilities in central and northeastern Pennsylvania. Manufacturing processes include a wide range of finishing, assembly and packaging operations. Halloween make-up and Easter egg dye products are manufactured to specific proprietary formulae by contract manufacturers who meet regulatory requirements for the formularization and packaging of such products and are distributed from one facility in northeastern Pennsylvania and one facility in New York. Ribbons and bows are manufactured and warehoused in thirteen facilities located in northeastern Pennsylvania, Maryland, South Carolina, Alabama, Texas and Canada. The manufacturing process is vertically integrated. Non woven ribbon and bow products are primarily made from polypropylene resin, a petroleum-based product, which is mixed with color pigment, melted and pressed through an extruder. Large rolls of extruded film go through various combinations of manufacturing processes before being made into bows or packaged on ribbon spools or reels as required by various markets and customers. Woven fabric ribbons are manufactured both domestically and in Mexico and sourced from Asia and Latin America. Domestic woven products are either narrow woven or converted from bulk rolls of wide width textiles. Manufacturing of gift wrap, including web printing, finishing, rewinding and packaging are performed in one facility in Memphis, Tennessee. Finished goods are warehoused and shipped from both the production facility and a separate facility in Memphis. Other products, designed to the specifications of CSS, are imported from Asian manufacturers.

Sales and Marketing Most of CSS' products are sold in the United States and Canada by national and regional account sales managers, inside sales representatives, product specialists and by a network of independent manufacturers' representatives. CSS maintains permanent showrooms in New York City, Memphis, Minneapolis, Dallas, Atlanta and Hong Kong where major retail buyers will typically visit for a presentation and review of the new lines. Products are also displayed and presented in showrooms maintained by these representatives in major cities in the United States and Canada. Relationships are developed with key retail customers by CSS sales personnel and the independent manufacturers' representatives. Customers are generally mass merchandise retailers, warehouse clubs, drug and food chains, independent card shops and retail teachers' stores. CSS' revenues are primarily seasonal with approximately 68% of sales related to the Christmas season and the remaining sales relating to the Halloween, Easter and Valentine's Day seasons and all-occasion product sales. Seasonal products are generally designed and marketed beginning approximately eighteen to twenty months before the event and manufactured during an eight to ten month production cycle. With such long lead time requirements, timely communication with outsourcing factories, retail customers and independent manufacturers' representatives is critical to the timely production of seasonal products. Because the products themselves are primarily seasonal, sales terms do not generally require payment until after the holiday, in accordance with industry practice. In general, CSS products are not sold under guaranteed or return privilege terms. All-occasion ribbon and bow products are also sold through inside sales representatives or independent manufacturers representatives to wholesale distributors and independent small retailers who serve the floral, craft and retail packaging trades. The Company also sells custom products to private label customers, to other social expression companies, and to converters of the company's bulk gift wrap or ribbon products. Custom products are sold by both independent manufacturers' representatives and CSS sales managers.

Due to the ever increasing competitive retail environment, CSS plays a crucial role in helping the retailer develop programs to meet revenue objectives while appealing to consumers' tastes. These objectives are met through the development and manufacture of custom configured and designed products. CSS' years of experience in program development and product quality are key competitive advantages in helping retailers meet their objectives.

Competition CSS' principal competitor in Christmas products is Plus Mark, Inc. (a subsidiary of American Greetings Corporation). Image Arts, a subsidiary of Hallmark Cards, Inc., is also a competitor in the boxed greeting card business. Historically, CSS has not competed directly, except to a limited extent, with other product offerings of Hallmark Cards, Inc. and American Greetings Corporation. In recent years, these companies have expanded their promotional offerings to the mass market retail distribution channel. CSS also competes with various companies in each of its other seasonal product offerings. Certain of these competitors are larger and have greater resources than the Company.

CSS believes its products are positioned adequately for continued growth in their primary markets. Since competition is based primarily on price, timely delivery, creative design and increasingly, the ability to serve major retail customers with single, combined product shipments for each holiday event, CSS' product driven focus combined with consistent service levels allows it to compete effectively in its core markets.

Employees

At May 16, 2002, approximately 3,600 persons were employed by CSS (increasing to approximately 4,870 as seasonal employees are added).

With the exception of the bargaining units at the gift wrap facilities in Memphis, Tennessee and the ribbon manufacturing facilities in Hagerstown, Maryland, which totaled 725 employees as of May 16, 2002, CSS employees are not represented by labor unions. Because of the seasonal nature of certain of its businesses, the number of production employees fluctuates during the year.

The Company believes that relationships with its employees are good.

Item 2. Properties

The following table sets forth the location and approximate square footage of the Company's major manufacturing and distribution facilities:

Location	Use	Approximate Square Feet	
		Owned	Leased
Elysburg, PA	Manufacturing and distribution	253,000	—
Elysburg, PA	Manufacturing	68,000	—
Danville, PA	Distribution	133,000	—
New Berlin, PA	Manufacturing	—	31,000
Troy, PA	Manufacturing and distribution	223,000	—
Canton, PA	Distribution	135,000	—
Berwick, PA	Manufacturing and distribution	216,000	—
Berwick, PA	Manufacturing and distribution	220,000	—
Berwick, PA	Distribution	226,000	—
Berwick, PA	Distribution	—	521,000
Berwick, PA	Distribution	—	36,000
Memphis, TN	Manufacturing and distribution	—	986,000
Memphis, TN	Distribution	—	366,000
Hagerstown, MD	Manufacturing and distribution	284,000	—
Hagerstown, MD	Manufacturing and distribution	97,000	—
Hagerstown, MD	Distribution	—	31,000
Hartwell, SC	Manufacturing	229,000	—
Anniston, AL	Manufacturing and distribution	120,000	—
Anniston, AL	Distribution	—	28,000
El Paso, TX	Distribution	—	100,000
Quebec, Canada	Distribution	28,000	—
Total		2,232,000	2,099,000

The Company also utilizes owned and leased space aggregating 123,000 square feet for various marketing and administrative purposes. The headquarters and principal executive office of the Company are located in Philadelphia, Pennsylvania.

The Company is also the lessee of approximately 14,000 square feet of retail space (which was related to former operations) which have been subleased by the Company, as sublessor, to various sublessees.

Item 3. Legal Proceedings

Not applicable.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

Part II

Item 5. Market for Common Equity and Related Stockholder Matters

(a) Principal Market for Common Stock

The Common Stock of the Company is listed for trading on the New York Stock Exchange. The following table sets forth the high and low sales prices per share of that stock for each of the quarters during fiscal 2002 and fiscal 2001.

	High	Low
2002		
First Quarter	$26.35	$21.00
Second Quarter	25.99	23.55
Third Quarter	31.17	25.30
Fourth Quarter	32.51	24.76
2001		
First Quarter	$20.44	$18.50
Second Quarter	20.94	19.50
Third Quarter	21.75	18.63
Fourth Quarter	24.44	20.13

(b) Holders of Common Stock

At May 16, 2002, there were approximately 1,630 holders of the Company's Common Stock.

(c) Dividends

The Company has not declared or paid any dividends on its Common Stock for more than the past three fiscal years. The ability of the Company to pay any cash dividends on its Common Stock is dependent on the Company's earnings and profits and cash requirements and is further limited by the terms of the Company's revolving line of credit. The Company does not anticipate that it will declare or pay any cash dividends on its Common Stock for the foreseeable future.

At May 16, 2002, there were no shares of preferred stock outstanding.

Item 6. Selected Financial Data

(In thousands, except per share amounts)

	Year Ended March 31, 2002	Three Month Periods Ended March 31, 2001	Three Month Periods Ended March 31, 2000 (Unaudited)	Years Ended December 31, 2000	1999	1998(a)	1997
Statement of Operations Data:							
Net Sales	$424,309	$ 26,987	$ 24,589	$421,084	$408,867	$417,526	$372,733
Income (loss) from continuing operations before income taxes	33,455	(9,194)	(9,604)	28,406	28,442	37,926	30,442
Income (loss) from continuing operations	21,501	(6,080)	(6,147)	18,231	18,061	24,276	18,871
Income from discontinued operations, net of income taxes	—	—	—	—	—	—	6,348
Gain on sale of discontinued operations, net of income taxes	—	—	—	—	—	—	17,871
Net income (loss)	21,501	(6,080)	(6,147)	18,231	18,061	24,276	43,090
Income (loss) from continuing operations per common share							
Basic	$ 2.44	$ (.69)	$ (.66)	$ 2.02	$ 1.85	$ 2.26	$ 1.74
Diluted	$ 2.40	$ (.69)	$ (.66)	$ 2.02	$ 1.84	$ 2.21	$ 1.67
Balance Sheet Data:							
Working capital	125,398	124,171	120,402	133,397	130,889	145,165	129,245
Total assets	298,495	267,448	248,784	349,543	349,398	376,590	342,362
Short-term debt	200	312	424	62,961	63,488	96,198	52,524
Long-term debt	165	193	434	252	537	2,131	2,580
Stockholders' equity	$234,845	$220,945	$209,575	$227,091	$219,477	$220,493	$221,649

(a) Results for 1998 include pre-tax income of $5,309, or net income of $3,398, related to restructuring and other special items.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Acquisitions and Divestitures

On March 15, 2002, a subsidiary of the Company completed the acquisition of substantially all of the business and assets of the portion of C. M. Offray & Son, Inc. ("Offray") which manufactures and sells decorative ribbon products, floral accessories and narrow fabrics for apparel, craft and packaging applications. Berwick acquired substantially all of the business and assets of Offray for approximately $44,800,000 in cash (paid from cash on hand). The purchase price is subject to a post-closing adjustment depending upon Offray's working capital on the date of the closing. A portion of the purchase price is being held in escrow to cover purchase price adjustments and indemnification obligations. The acquisition was accounted for as a purchase and the cost approximated the fair market value of the net assets acquired.

On May 8, 2001, the Company acquired certain assets of Tye-Sil Corporation Ltd. of Montreal, Quebec, Canada. Tye-Sil had been the leading Canadian provider of gift wrap and accessories. In consideration, the Company paid approximately $7,849,000 in cash, including transaction costs. The acquisition was accounted for as a purchase and the cost approximated the fair market value of the net assets acquired. Subsequent to the acquisition, the operations of Tye-Sil were consolidated into existing operations of the Company.

On August 18, 1999, the Company acquired certain assets and the business of Party Professionals, Inc. Party Professionals designed and marketed highly crafted latex masks, helmets and accessories sold to mass merchandisers, drug chains, party stores and gift shops. In consideration, the Company paid $6,000,000 in cash and assumed and repaid $1,606,000 of outstanding debt. The acquisition was accounted for as a purchase and the excess of cost over fair market value of $6,697,000 was recorded as goodwill in the accompanying balance sheet and until the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," on April 1, 2002 was being amortized over twenty years. Subsequent to the acquisition, the operations of Party Professionals, now known as Don Post Studios, Inc., were consolidated into existing operations of the Company.

Litigation

In February 1999, CSS was awarded approximately $11,200,000, including interest, in settlement of a dispute primarily related to the valuation of inventory acquired in the 1995 acquisition of Cleo Inc. The funds were subsequently released from escrow. The award had no impact on 1999 results of operations.

Seasonality and Change in Fiscal Year

On February 21, 2001, CSS' Board of Directors approved a change in the Company's fiscal year end from December 31 to March 31. The transition period commenced January 1, 2001 and ended March 31, 2001. The Company's new fiscal year began April 1, 2001 and ended March 31, 2002 ("fiscal 2002"). With this change, the Company's new fiscal year coincides with its natural revenue cycle.

The seasonal nature of CSS' business results in low sales and operating losses in the first and fourth quarters and high shipment levels and operating profits in the second and third quarters of the Company's new fiscal year, thereby causing significant fluctuations in the quarterly results of operations of the Company.

Because of the seasonality and the general industry practice of deferred payment terms, a material portion of the Company's trade receivables are collected in December and January, thus enabling the Company to repay the short-term debt borrowed to fund the inventory and accounts receivable build-up during the year.

Results of Operations

Fiscal 2002 Compared to Calendar 2000

Consolidated sales for fiscal 2002 increased 1% to $424,309,000 from $421,084,000 in calendar 2000. The increase was primarily due to incremental sales from businesses acquired in fiscal 2002. Excluding incremental volume of Tye-Sil and Offray, sales declined 3% as a cautious retail environment brought on by a weak economy restricted seasonal purchases of large retailers.

As a percentage of sales, cost of sales improved to 73% in fiscal 2002 from 74% in calendar 2000, as improved manufacturing efficiencies and foreign sourcing combined to improve gross margins. Selling, general and administrative expenses, as a percentage of sales, was 19% in fiscal 2002 and 18% in calendar 2000. The increase was primarily the result of the write-off related to the Kmart Chapter XI bankruptcy filing. Excluding this event, S,G&A expenses, as a percentage of sales, were in line with the prior year.

Income from operations grew 6% to $35,489,000 in fiscal 2002 from $33,363,000 in calendar 2000. Excluding the impact of the write-off related to the Kmart Chapter XI bankruptcy filing, operating income increased 17% to $38,969,000.

Interest expense decreased 63% to $1,898,000 from $5,080,000 in calendar 2000. The decrease was due to lower interest rates and reduced borrowings as a result of operational cash flow and improved balance sheet management.

Income before taxes was $33,455,000, or 8% of sales in fiscal 2002 and $28,406,000, or 7% of sales in calendar 2000. Net income for the year ended March 31, 2002 increased 18% to $21,501,000 from $18,231,000 in calendar 2000. Net income per diluted share increased 19% to $2.40 from $2.02 in calendar 2000.

Transition Quarter Ended March 31, 2001 Compared to Quarter Ended March 31, 2000

Consolidated sales for the three months ended March 31, 2001 were $26,987,000 or 10% above 2000 sales of $24,589,000. The increase in sales was primarily attributable to customer requested deferrals of Valentine and Easter shipments from the fourth quarter of 2000 and increased sales of ribbons and bows to the wholesale distribution channel. These increases were partially offset by lower sales of product lines discontinued in early 2000 and lower closeout sales.

Cost of sales, as a percentage of sales, was 74% in 2001 and 72% in 2000. The increase in cost of sales, as a percentage of sales, was primarily due to a charge to markdown excess inventories.

Interest expense, net decreased to $48,000 from $396,000 in 2000. The decrease in interest expense was primarily due to lower borrowing levels as a result of the cash generated from operations and improved management of working capital.

Income taxes, as a percentage of income before taxes, were 34% in 2001 and 36% in 2000. The decreased rate for the period ended March 31, 2001 reflects the effective tax rate for the three month transition period compared to an estimated annual effective rate utilized for the three month period ended March 31, 2000.

The net loss for the three months ended March 31, 2001 was $6,080,000, or $.69 per share compared to a net loss of $6,147,000, or $.66 per share, in 2000. The decreased loss was due primarily to lower interest expense.

Calendar 2000 Compared to Calendar 1999

Consolidated sales for 2000 increased 3% to $421,084,000 from $408,867,000. The increase in 2000 sales was primarily attributable to 4% growth in CSS' base seasonal businesses as reduced sales of discontinued products partially offset the overall improvement in volume.

As a percentage of sales, cost of sales was 74% in 2000 and 75% in 1999. The improvement in cost of sales as a percentage of sales in 2000 was due to improved efficiencies in the Company's manufacturing and distribution operations.

Selling, general and administrative expenses, as a percentage of sales, was 18% in 2000 and 17% in 1999. The increase in selling, general and administrative costs in 2000 was primarily due to costs associated with the decentralization of the Company's management structure.

Interest expense, net was $5,080,000 in 2000 and $4,294,000 in 1999. Interest expense increased in 2000 primarily due to the impact of higher interest rates as operating cash flow was largely offset by incremental borrowings to repurchase the Company's stock.

Rental and other income, net was $123,000 in 2000 and $959,000 in 1999. The current year decrease was due to the absence in 2000 of income from the 1999 restructuring of a portion of the Company's deferred compensation liability.

Income before income taxes was $28,406,000, or 7% of sales in 2000 and $28,442,000, or 7% of sales in 1999.

Net income for the year ended December 31, 2000 increased 1% to $18,231,000. Net income per diluted share increased 10% in 2000 to $2.02. Earnings per share in 2000 and 1999 were benefited by the Company's stock repurchase program. The cumulative buyback of stock added $.18 and $.11, respectively to income from continuing operations per diluted share.

Inflation

The financial statements are presented on a historical cost basis and do not fully reflect the impact of prior years' inflation. The U.S. inflation rate has been modest the past several years and the Company conducts the majority of its business using U.S. currency. The ability to pass on inflationary costs is uncertain due to general economic conditions and competitive situations. The Company attempts to alleviate inflationary material and labor pressures by increasing selling prices to help offset rising costs (subject to competitive conditions), increasing productivity, and improving design and manufacturing techniques.

Liquidity and Capital Resources

At March 31, 2002, the Company had working capital of $125,398,000 and stockholders' equity of $234,845,000. The increase in accounts receivable, net of reserves, from $20,174,000 in 2001 to $30,021,000 in 2002 was a result of additional accounts receivable of $10,230,000 related to the acquisition of Offray. Inventories, net of reserves, increased from $82,140,000 to $98,541,000 due to additional inventory of $27,269,000 related to the current year acquisition of Offray, partially offset by the decrease in inventory of the Company's base businesses as a result of improved inventory management. The increase in other current assets is primarily due to the Claims Put Agreement which allowed the Company to transfer a portion of its pre-petition Kmart receivable to a third party. Capital expenditures were $10,007,000 and $13,877,000 in fiscal 2002 and calendar 2000, respectively, and consisted primarily of costs related to the implementation of an integrated computer system in one of the Company's subsidiaries and purchases of machinery and equipment. The increase in accrued restructuring expenses and accrued expenses relates to the acquisition of Offray.

The Company relies primarily on cash generated from its operations and seasonal borrowings to meet its liquidity requirements. Most CSS revenues are seasonal with approximately 68% percent of sales being Christmas related. As payment for sales of Christmas related products is usually not received until after the respective holiday in accordance with general industry practice, short-term borrowing needs increase throughout the second and third quarters, peaking prior to Christmas and dropping thereafter. Seasonal borrowings are made under a $75,000,000 unsecured revolving credit facility with five banks and a receivable purchase agreement in an amount up to $100,000,000 with an issuer of receivables-backed commercial paper. These financial facilities are available to fund the seasonal borrowing needs and to provide the Company with sources of capital for general corporate purposes. At March 31, 2002, there were no amounts outstanding under these facilities. For information concerning these credit facilities, see Note 7 of Notes to Consolidated Financial Statements.

On February 19, 1998, the Company announced that its Board of Directors had authorized the buyback of up to 1,000,000 shares of the Company's Common Stock. Subsequently, the Executive Committee of the Board of Directors authorized additional repurchases of shares on terms acceptable to management. The cumulative authorized repurchase amount is 3,000,000 shares. Any such buy back is subject to compliance with regulatory requirements and relevant covenants of the Company's credit facility. The Company repurchased 327,000 shares for $9,409,000 and 543,200 shares for $10,861,000 in fiscal 2002 and calendar 2000, respectively. There were no stock repurchases during the transition period of January 1, 2001 through March 31, 2001.

Based on its current operating plan, the Company believes its sources of available capital are adequate to meet its ongoing cash needs for the foreseeable future.

Accounting Pronouncements

In June 1998 and June 2000, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities – an amendment of FASB Statement No. 133." These statements establish accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS Nos. 133 and 138 also require that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS Nos. 133 and 138 are effective for fiscal years beginning after June 15, 2000. The Company adopted SFAS No. 133, as amended by SFAS No. 138, on January 1, 2001, as required. The adoption of SFAS No. 133 was not material to the consolidated statements of operations or financial position of the Company.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires all business combinations be accounted for by the purchase method and adds disclosure requirements related to business combination transactions. SFAS No. 141 also establishes criteria for the recognition of intangible assets apart from goodwill. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. The Statement provides that goodwill and some intangibles will no longer be amortized. SFAS No. 142 provides specific guidance for testing goodwill for impairment. The Statement also requires new disclosure of information about goodwill and other intangible assets subsequent to their acquisition. The Company will adopt the provisions of SFAS No. 142 effective with the beginning of its next fiscal year, April 1, 2002, and will discontinue the amortization of goodwill at that time. As of March 31, 2002, goodwill totaled $39,715,000 and negative goodwill totaled $2,393,000. For the year ended March 31, 2002, net amortization expense was $1,213,000. Based on a preliminary review of the new standard, management believes the Company will record a goodwill impairment charge upon adoption of approximately $8,000,000, net of taxes, which includes the reversal of negative goodwill. This non-cash charge will be recorded as the cumulative effect of an accounting change. However, the Company has not completed its evaluation to determine the exact amount of such a charge. Also, the Company believes this charge will not affect the financial covenant calculations under the Company's credit agreement.

SFAS No. 143, "Accounting for Asset Retirement Obligations," was issued in June 2001. SFAS No. 143 addresses accounting and reporting for legal obligations and related costs associated with the retirement of long-lived assets. The Statement requires that the fair value of the liability for an asset retirement obligation be recognized in the period incurred if a reasonable estimate of fair value can be made. The estimated retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Based on current operations, the Company does not expect the adoption of this statement to have a material effect on its financial position and results of operations.

SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," was issued in August 2001 and is effective for fiscal years beginning after December 15, 2001. This statement retains existing requirements to recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and measure any impairment loss as the difference between the carrying amount and the fair value of the asset. SFAS No. 144 a) removes goodwill from its scope, b) allows for probability-weighted cash flow estimation techniques when measuring for impairment, c) requires that, for any assets to be abandoned, the depreciable life be adjusted and the cumulative impact of such change treated as an accounting change and d) an impairment loss be recognized at the date a long-lived asset is exchanged for a similar productive asset or distributed to owners in a spinoff if the carrying value of the asset exceeds its fair value. Based on current operations, the Company does not expect the adoption of this statement to have a material effect on its financial position and results of operations.

Significant Accounting Policies

A summary of the Company's significant accounting policies is included in Note 1 to the consolidated financial statements. Management believes that the application of these policies on a consistent basis enables the Company to provide the users of the financial statements with useful and reliable information about the Company's operating results and financial condition.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Judgments and assessments of uncertainties are required in applying the Company's accounting policies in many areas. For example, in determining the valuation of inventory and accounts receivable reserves. Other areas in which uncertainties exist include, but are not limited to, income tax valuation and resolution of litigation. Actual results will inevitably differ to some extent from the estimates on which the Company's consolidated financial statements are prepared at any given point in time. Despite these inherent limitations, management believes that the Company's Management's Discussion and Analysis and audited financial statements provide a meaningful and fair perspective on the Company.

Forward-Looking and Cautionary Statements

This document contains certain forward-looking statements that are subject to risks and uncertainties. Forward-looking statements include certain information related to the Company's capital resources and the costs related to operational decisions, as well as information contained elsewhere in this report where statements are preceded by, followed by, or include the words "believes," "expects," "anticipates" or similar expressions. For such statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including without limitation, general market conditions, increased competition, and factors discussed elsewhere in this report and the documents incorporated herein by reference.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company's primary market risk exposure with regard to financial instruments is to changes in interest rates. Pursuant to the Company's line of credit, a change in either the lender's base rate or LIBOR would affect the rate at which the Company could borrow funds thereunder. Based on average borrowings of $32,670,000 for the year ended March 31, 2002, a 1% increase or decrease in current market interest rates would have increased or decreased interest expense by $326,700.

CSS INDUSTRIES, INC.
AND SUBSIDIARIES

Item 8. Financial Statements

INDEX

[Intentionally Left Blank]

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
of CSS Industries, Inc.:

We have audited the accompanying consolidated balance sheets of CSS Industries, Inc. (a Delaware Corporation) and subsidiaries as of March 31, 2002 and 2001 and the related consolidated statements of operations and comprehensive income, cash flows and stockholders' equity for the years ended March 31, 2002, December 31, 2000 and 1999, and the three month period ended March 31, 2001. These consolidated financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CSS Industries, Inc. and subsidiaries as of March 31, 2002 and 2001 and the results of their operations and their cash flows for the years ended March 31, 2002, December 31, 2000 and 1999, and the three month period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental schedule listed in Item 14(a) is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Philadelphia, PA
May 14, 2002

CSS INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

ASSETS	March 31, 2002	March 31, 2001
CURRENT ASSETS		
Cash and temporary investments	$ 20,006	$ 41,687
Accounts receivable, net of allowances of $13,475 and $9,304	30,021	20,174
Inventories	98,541	82,140
Income tax receivable	2,222	3,407
Deferred income taxes	6,408	5,714
Other current assets	19,471	8,394
Total current assets	176,669	161,516
PROPERTY, PLANT AND EQUIPMENT		
Land	1,450	524
Buildings, leasehold interests and improvements	41,087	33,983
Machinery, equipment and other	101,605	85,050
	144,142	119,557
Less — Accumulated depreciation	(63,716)	(57,452)
Net property, plant and equipment	80,426	62,105
OTHER ASSETS		
Intangible assets, net of accumulated amortization of $9,761 and $10,065	37,656	38,535
Other	3,744	5,292
Total other assets	41,400	43,827
	$298,495	$267,448

LIABILITIES AND STOCKHOLDERS' EQUITY	March 31, 2002	2001
CURRENT LIABILITIES		
Note payable	$ —	$ —
Current portion of long-term debt	200	312
Accounts payable	19,413	16,890
Accrued payroll and other compensation	5,613	4,580
Accrued restructuring expenses	4,541	—
Accrued expenses	21,504	15,563
Total current liabilities	51,271	37,345
LONG-TERM DEBT, NET OF CURRENT PORTION	165	193
OTHER LONG-TERM OBLIGATIONS	2,973	2,715
DEFERRED INCOME TAXES	9,241	6,250
COMMITMENTS AND CONTINGENCIES	—	—
STOCKHOLDERS' EQUITY		
Preferred stock, Class 2, $.01 par, 1,000,000 shares authorized	—	—
Common stock, $.10 par, 20,000,000 shares authorized 12,366,566 shares issued and 8,585,469 outstanding at March 31, 2002 12,366,566 shares issued and 8,830,520 outstanding at March 31, 2001	1,237	1,237
Additional paid-in capital	29,725	29,538
Retained earnings	287,515	265,980
Accumulated other comprehensive income, net of tax	(273)	(66)
Common stock in treasury, 3,781,097 and 3,536,046 shares, at cost	(83,359)	(75,744)
Total stockholders' equity	234,845	220,945
	$298,495	$267,448

See notes to consolidated financial statements.

CSS INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In thousands, except per share amounts)

	For the Year Ended March 31,	For the Three Month Periods Ended March 31,		For the Years Ended December 31,	
	2002	2001	2000 (Unaudited)	2000	1999
NET SALES	$424,309	$26,987	$24,589	$421,084	$408,867
COSTS AND EXPENSES					
Cost of sales	309,409	19,963	17,639	312,586	306,129
Selling, general and administrative expenses	79,411	16,061	16,141	75,135	70,961
Interest expense, net of interest income of $462, $484, $90, $123 and $175	1,898	48	396	5,080	4,294
Rental and other expense (income), net	136	109	17	(123)	(959)
	390,854	36,181	34,193	392,678	380,425
INCOME (LOSS) BEFORE INCOME TAXES	33,455	(9,194)	(9,604)	28,406	28,442
INCOME TAX PROVISION (BENEFIT)	11,954	(3,114)	(3,457)	10,175	10,381
NET INCOME (LOSS)	$ 21,501	$ (6,080)	$ (6,147)	$ 18,231	$ 18,061
NET INCOME (LOSS) PER COMMON SHARE					
Basic	$ 2.44	$ (.69)	$ (.66)	$ 2.02	$ 1.85
Diluted	$ 2.40	$ (.69)	$ (.66)	$ 2.02	$ 1.84
COMPREHENSIVE INCOME (LOSS)					
Net income (loss)	$ 21,501	$ (6,080)	$ (6,147)	$ 18,231	$ 18,061
Change in fair value of interest rate swap agreements, net	(196)	(66)	—	—	—
Foreign currency translation adjustment	(11)	—	—	—	—
Comprehensive income (loss)	$ 21,294	$ (6,146)	$ (6,147)	$ 18,231	$ 18,061

See notes to consolidated financial statements.

CSS INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Year Ended March 31,	For the Three Month Periods Ended March 31,		For the Years Ended December 31,	
	2002	2001	2000	2000	1999
			(Unaudited)		
Cash flows from operating activities:					
Net income (loss)	$ 21,501	$ (6,080)	$ (6,147)	$ 18,231	$ 18,061
Adjustments to reconcile net income (loss) to net cash provided by operating activities:					
Depreciation and amortization	11,645	2,655	2,527	10,358	9,484
Provision for doubtful accounts	10,936	174	133	1,323	1,302
Deferred tax provision (benefit)	2,297	(413)	(51)	1,699	710
(Gain) on claims put agreement	(5,436)	—	—	—	—
(Gain) loss on sale or disposal of assets	(3)	1	(7)	35	223
Compensation expense on stock option issuance	—	—	—	93	—
Changes in assets and liabilities, net of effects of acquisitions:					
(Increase) decrease in accounts receivable	(5,052)	156,740	138,940	(13,377)	17,897
Decrease (increase) in inventories	13,506	(28,140)	(40,947)	10,884	17,616
(Increase) decrease in other assets	(10,483)	(1,199)	(332)	1,428	8,617
(Decrease) increase in accounts payable	(8,762)	5,836	33	(3,278)	(135)
Increase (decrease) in accrued taxes	1,371	(10,516)	(11,751)	(222)	(274)
Increase (decrease) in accrued expenses	13,535	(12,015)	(14,910)	(2,415)	4,820
Total adjustments	23,554	113,123	73,635	6,528	60,260
Net cash provided by operating activities	45,055	107,043	67,488	24,759	78,321
Cash flows from investing activities:					
Purchases of businesses, net of cash received of $295 in 2002 and $120 in 1999	(52,378)	—	—	—	(7,486)
Purchase of property, plant and equipment	(10,007)	(3,482)	(2,586)	(13,877)	(14,858)
Proceeds from sale of assets	4,251	—	37	56	70
Net cash used for investing activities	(58,134)	(3,482)	(2,549)	(13,821)	(22,274)
Cash flows from financing activities:					
Payments on long-term obligations	(1,181)	(317)	(1,665)	(2,706)	(2,450)
Borrowings on long-term obligations	170	—	—	86	—
Borrowings (repayments) on notes payable	—	(62,615)	(62,370)	245	(32,950)
Purchase of treasury stock	(9,409)	—	(3,819)	(10,861)	(21,505)
Proceeds from exercise of stock options	1,829	—	64	64	1,936
Net cash used for financing activities	(8,591)	(62,932)	(67,790)	(13,172)	(54,969)
Effect of exchange rate changes on cash	(11)	—	—	—	—
Net (decrease) increase in cash and temporary investments	(21,681)	40,629	(2,851)	(2,234)	1,078
Cash and temporary investments at beginning of year	41,687	1,058	3,292	3,292	2,214
Cash and temporary investments at end of year	$ 20,006	$ 41,687	$ 441	$ 1,058	$ 3,292

See notes to consolidated financial statements.

CSS INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except share amounts)

	Preferred Stock		*Common Stock*	
	Shares	Amount	Shares	Amount
BALANCE, JANUARY 1, 1999	—	$ —	12,366,566	$1,237
Tax benefit associated with exercise of stock options	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	—	—
Increase in treasury shares	—	—	—	—
Net income	—	—	—	—
BALANCE, DECEMBER 31, 1999	—	—	12,366,566	1,237
Issuance of common stock upon exercise of stock options	—	—	—	—
Increase in treasury shares	—	—	—	—
Net income	—	—	—	—
BALANCE, MARCH 31, 2000 (unaudited)	—	—	12,366,566	1,237
Tax benefit associated with exercise of stock options	—	—	—	—
Compensation expense on stock option issuance	—	—	—	—
Increase in treasury shares	—	—	—	—
Net income	—	—	—	—
BALANCE, DECEMBER 31, 2000	—	—	12,366,566	1,237
Change in fair value of interest rate swap agreements, net	—	—	—	—
Net income	—	—	—	—
BALANCE, MARCH 31, 2001	—	—	12,366,566	1,237
Tax benefit associated with exercise of stock options	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	—	—
Increase in treasury shares	—	—	—	—
Change in fair value of interest rate swap agreements, net	—	—	—	—
Foreign currency translation adjustment	—	—	—	—
Net income	—	—	—	—
BALANCE, MARCH 31, 2002	—	$ —	12,366,566	$1,237

Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Common Stock in Treasury		Total
			Shares	Amount	
$28,866	$238,432	$ —	(2,234,811)	$(48,042)	$220,493
492	—	—	—	—	492
—	(2,611)	—	178,881	4,547	1,936
—	—	—	(942,451)	(21,505)	(21,505)
—	18,061	—	—	—	18,061
29,358	253,882	—	(2,998,381)	(65,000)	219,477
—	(53)	—	5,535	117	64
—	—	—	(193,000)	(3,819)	(3,819)
—	(6,147)	—	—	—	(6,147)
29,358	247,682	—	(3,185,846)	(68,702)	209,575
87	—	—	—	—	87
93	—	—	—	—	93
—	—	—	(350,200)	(7,042)	(7,042)
—	24,378	—	—	—	24,378
29,538	272,060	—	(3,536,046)	(75,744)	227,091
—	—	(66)	—	—	(66)
—	(6,080)	—	—	—	(6,080)
29,538	265,980	(66)	(3,536,046)	(75,744)	220,945
187	—	—	—	—	187
—	34	—	81,949	1,794	1,828
—	—	—	(327,000)	(9,409)	(9,409)
—	—	(196)	—	—	(196)
—	—	(11)	—	—	(11)
—	21,501	—	—	—	21,501
$29,725	$287,515	$(273)	(3,781,097)	$(83,359)	$234,845

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation

The consolidated financial statements include the accounts of CSS Industries, Inc. ("Company") and all subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation. Translation adjustments are charged or credited to a separate component of stockholders' equity. Gains and losses on foreign currency transactions are not material and are included in rental and other expense in the consolidated statements of operations.

Nature of Business

CSS Industries, Inc. ("CSS" or the "Company") is a consumer products company primarily engaged in the design, manufacture and sale to mass market retailers of seasonal, social expression products, including gift wrap, gift bags, boxed greeting cards, gift tags, tissue paper, paper and vinyl decorations, classroom exchange Valentines, decorative ribbons and bows, Halloween masks, costumes, make-ups and novelties, Easter egg dyes and novelties and educational products. CSS provides its retail customers the opportunity to use a single vendor for much of their seasonal product requirements. CSS' product breadth, product innovation, creative design, manufacturing and packaging flexibility, product quality and customer service are key to sustaining the Company's market leadership position. A substantial portion of CSS' products are manufactured, packaged and warehoused in twenty-one North American facilities, with the remainder purchased primarily from Asian manufacturers. The Company's products are sold to its retail customers by national and regional account managers and product specialists and by a network of independent manufacturers' representatives. The Company is comprised of The Paper Magic Group, Inc. ("Paper Magic"), acquired by the Company in August 1988, Berwick Industries LLC ("Berwick"), acquired in May 1993, and Cleo Inc ("Cleo"), acquired in November 1995. During March 2002, Berwick completed the acquisition of substantially all of the business and assets of the portion of C. M. Offray & Son, Inc. ("Offray") which manufactures and sells decorative ribbon products, floral accessories and narrow fabrics for apparel, craft and packaging applications. Subsequent to the acquisition, Berwick changed its name to Berwick Offray LLC.

Change in Fiscal Year

On February 21, 2001, CSS' Board of Directors approved a change in the Company's fiscal year end from December 31 to March 31. The transition period began January 1, 2001 and ended March 31, 2001. The Company's new fiscal year began April 1, 2001 and ended March 31, 2002. With this change, the Company's new fiscal year will coincide with its natural revenue cycle.

Reclassification

Certain prior-period amounts have been reclassified to conform with current-year classification.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventories

The Company records inventory at the date of taking title which generally occurs upon receipt or prior to shipment of in-transit inventory of overseas product. The Company adjusts unsalable and slow-moving inventory to its net realizable value. Substantially all of the Company's inventories are stated at the lower of first-in, first-out (FIFO) cost or market. The remaining portion of the inventory is valued at the lower of last-in, first-out cost or market. Had all inventories been valued at the lower of FIFO cost or market, inventories would have been greater by $1,147,000 and $1,180,000 at March 31, 2002 and 2001, respectively. Inventories consisted of the following:

(in thousands)	2002	2001
Raw material	$25,196	$17,795
Work-in-process	28,612	30,375
Finished goods	44,733	33,970
	$98,541	$82,140

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation and amortization are provided generally on the straight-line method and are based on estimated useful lives or terms of leases as follows:

Buildings, leasehold interests and improvements	Lease term to 40 years
Machinery, equipment and other	3 to 12 years

When property is retired or otherwise disposed of, the related cost and accumulated depreciation and amortization are eliminated from the accounts. Any gain or loss from the disposition of property, plant and equipment is included in other income. Maintenance and repairs are expensed as incurred while improvements are capitalized and depreciated over their estimated useful lives.

Intangible Assets

Intangible assets, including goodwill, are amortized over terms from five to forty years.

Long Lived Assets

The Company periodically evaluates the net realizable value of long lived assets, including goodwill and other intangible assets and property, plant and equipment, relying on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. An impairment in the carrying value of an asset is assessed when the undiscounted, expected future operating cash flows derived from the asset are less than its carrying value.

Derivative Financial Instruments

The Company uses certain derivative financial instruments as part of its risk management strategy to reduce interest rate and currency risk. Derivatives are not used for trading or speculative activities. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities – an amendment of FASB Statement No. 133," on January 1, 2001. The adoption of SFAS No. 133 was not material to the consolidated statements of operations or financial position of the Company.

The Company recognizes all derivatives on the balance sheet at fair value. On the date the derivative instrument is entered into, the Company generally designates the derivative as either (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value hedge"), or (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"). Changes in the fair value of a derivative that is designated as, and meets all the required criteria for, a fair value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded in current period earnings. Changes in the fair value of a derivative that is designated as, and meets all the required criteria for, a cash flow hedge are recorded in accumulated other comprehensive income and reclassified into earnings as the underlying hedged item affects earnings. The portion of the change in fair value of a derivative associated with hedge ineffectiveness or the component of a derivative instrument excluded from the assessment of hedge effectiveness is recorded currently in earnings. Also, changes in the entire fair value of a derivative that is not designated as a hedge are recorded immediately in earnings. The company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes relating all derivatives that are designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

The Company also formally assesses, both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge or if a derivative ceases to be a highly effective hedge, the Company will discontinue hedge accounting prospectively.

The Company enters into foreign currency contracts in order to reduce the impact of certain foreign currency fluctuations. Firmly committed transactions and the related receivables and payables may be hedged with forward exchange contracts. Gains and losses arising from foreign currency forward contracts are recognized in income or expense as offsets of gains and losses resulting from the underlying hedged transactions. The notional amount of open forward exchange contracts as of March 31, 2002 and 2001 was $26,000 and $1,630,000, respectively, and the related gains and losses were not material.

During 2001, the Company entered into interest rate swap agreements, with maturities through January 2004, to manage its exposure to interest rate movements by effectively converting a portion of its anticipated working capital debt from variable to fixed rates. The average annual notional amounts of interest rate swap contracts subject to fixed rates were $32,838,000, $21,890,000 and $10,946,000 for fiscal years 2002, 2003 and 2004, respectively. These agreements involve the exchange of variable rate payments for fixed rate payments without the effect of leverage and without the exchange of the underlying face amount. Fixed interest rate payments are at a weighted average rate of 4.82%, 4.96% and 5.09% for fiscal years 2002, 2003 and 2004, respectively. Variable rate payments are based on one month U.S. dollar LIBOR. Interest rate differentials paid or received under these agreements are recognized as adjustments to interest expense.

The fair value of interest rate swap agreements is included in other current liabilities and totaled $262,000 and $66,000 as of March 31, 2002 and 2001, respectively.

Income Taxes

The Company follows the liability method of accounting for deferred income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities. Deferred tax assets or liabilities at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered.

Revenue Recognition

The Company recognizes revenue from product sales when the goods are shipped and the title and risk of loss pass to the customer. Provisions for allowances and rebates to customers, returns and other adjustments are provided in the same period that the related sales are recorded.

Product Development Costs

Product development costs consist of purchases of outside artwork, printing plates and cylinders. The Company classifies these costs as prepaid. They are amortized monthly over the selling season and recorded in selling, general and administrative expense.

Shipping and Handling Fees and Costs

Shipping and handling fees and costs are reported in cost of sales in the consolidated statements of operations.

Net Income (Loss) Per Common Share

The following table sets forth the computation of basic earnings per share and diluted earnings per share for the year ended March 31, 2002, for the three month period ended March 31, 2001 and for the years ended December 31, 2000 and 1999:

(in thousands, except per share amounts)

	For the Year Ended March 31, 2002	For the Three Month Period Ended March 31, 2001	For the Years Ended December 31	
			2000	1999
Numerator:				
Net income (loss)	$21,501	$(6,080)	$18,231	$18,061
Denominator:				
Weighted average shares outstanding for basic earnings per share	8,827	8,831	9,037	9,747
Effect of dilutive stock options	145	—	4	48
Adjusted weighted average shares outstanding for diluted earnings per share	8,972	8,831	9,041	9,795
Basic earnings (loss) per share	$ 2.44	$ (.69)	$ 2.02	$ 1.85
Diluted earnings (loss) per share	$ 2.40	$ (.69)	$ 2.02	$ 1.84

Options on 480,000 shares, 633,000 shares and 1,162,000 shares of common stock were not included in computing diluted earnings per share for the year ended March 31, 2002 and for the years ended December 31, 2000 and 1999, respectively, because their effects were antidilutive. Options on 1,589,000 shares were not included in computing diluted earnings per share for the three months ended March 31, 2001 because their effects were antidilutive due to the Company's loss during the period.

Statements of Cash Flows

For purposes of the consolidated statements of cash flows, the Company considers all holdings of highly liquid debt instruments with original maturity of less than three months to be temporary investments.

Supplemental Schedule of Cash Flow Information

(In thousands)	For the Year Ended March 31, 2002	For the Three Month Period Ended March 31, 2001	For the Years Ended December 31	
			2000	1999
Cash paid during the year for:				
Interest	$ 2,139	$ 917	$5,290	$ 4,533
Income taxes	$10,705	$9,053	$9,120	$10,258
Details of acquisitions:				
Fair value of assets acquired	$64,499	—	—	$ 9,739
Liabilities assumed	11,826	—	—	2,133
Cash paid	52,673	—	—	7,606
Less cash acquired	295	—	—	120
Net cash paid for acquisitions	$52,378	$ —	$ —	$ 7,486

See Note 2 for supplemental disclosure of non-cash investing activities.

(2) BUSINESS ACQUISITIONS AND DIVESTITURES:

On March 15, 2002, a subsidiary of the Company completed the acquisition of substantially all of the business and assets of the portion of C. M. Offray & Son, Inc. which manufactures and sells decorative ribbon products, floral accessories and narrow fabrics for apparel, craft and packaging applications. Berwick acquired substantially all of the business and assets of Offray for approximately $44,800,000 in cash (paid from cash on hand). The purchase price is subject to a post-closing adjustment depending upon Offray's working capital on the date of the closing. A portion of the purchase price is being held in escrow to cover purchase price adjustments and indemnification obligations. The acquisition was accounted for as a purchase and the cost approximated the fair market value of the net assets acquired.

In conjunction with the acquisition of Offray, the Company's management approved a restructuring plan. As part of this plan, the Company accrued $4,541,000 on the day of acquisition for severance and costs related to the closure of certain facilities.

The unaudited consolidated results of operations of the Company and Offray on a pro forma basis as though the transaction had been consummated at the beginning of the respective years were as follows:

	Year Ended March 31, 2002	Year Ended December 31, 2000
Sales	$523,141	$516,452
Net income	21,889	18,527
Net income per common share		
Basic	$ 2.48	$ 2.05
Diluted	$ 2.44	$ 2.05

Pro forma adjustments included in the above reflect the effect of purchase accounting adjustments on interest, depreciation, amortization and tax expense.

On May 8, 2001, the Company acquired certain assets of Tye-Sil Corporation Ltd. of Montreal, Quebec, Canada. Tye-Sil had been the leading Canadian provider of gift wrap and accessories. In consideration, the Company paid approximately $7,849,000 in cash, including transaction costs. The acquisition was accounted for as a purchase and the cost approximated the fair market value of the net assets acquired. Subsequent to the acquisition, the operations of Tye-Sil were consolidated into existing operations of the Company.

On August 18, 1999, the Company acquired certain assets and the business of Party Professionals, Inc. Party Professionals designed and marketed highly crafted latex masks, helmets and accessories sold to mass merchandisers, drug chains, party stores and gift shops. In consideration, the Company paid $6,000,000 in cash and assumed and repaid $1,606,000 of outstanding debt. The acquisition was accounted for as a purchase and the excess of cost over fair market value of $6,697,000 was recorded as goodwill in the accompanying balance sheet and until the adoption of SFAS No. 142 on April 1, 2002 was being amortized over twenty years. As of December 31, 1999, the operations of Party Professionals, now known as Don Post Studios, Inc., were consolidated into existing operations of the Company.

(3) TREASURY STOCK TRANSACTIONS:

On February 19, 1998, the Company announced that its Board of Directors had authorized the buyback of up to 1,000,000 shares of the Company's Common Stock. Subsequently, the Board of Directors authorized repurchases of an additional 2,000,000 shares on terms acceptable to management. The Company repurchased 327,000 shares for $9,409,000, in the fiscal year ended March 31, 2002, 543,200 shares for $10,861,000 in calendar 2000 and 942,451 shares for $21,505,000 in calendar 1999. There were no stock repurchases for the three month transition period ended March 31, 2001.

(4) STOCK OPTION PLANS:

Under the terms of the CSS Industries, Inc. 2000 Stock Option Plan for Non-Employee Directors ("2000 Plan"), non-qualified stock options to purchase up to 200,000 shares of common stock are available for grant to non-employee directors at exercise prices of not less than fair market value on the date of grant. Options to purchase

4,000 shares of the Company's common stock are to be granted automatically to each non-employee director on the last day that the Company's common stock is traded in November from 2001 to 2005. Each option will expire ten years after the date the option is granted and options may be exercised at the rate of 25% per year commencing one year after the date of grant. At March 31, 2002, options to acquire 180,000 shares were available for grant under the 2000 Plan.

Under the terms of the 1994 Equity Compensation Plan ("1994 Plan"), the Human Resources Committee ("Committee") of the Board of Directors may grant incentive stock options, non-qualified stock options, restricted stock grants, stock appreciation rights or combinations thereof to officers and other key employees. Grants under the 1994 Plan may be made through November 2004 and are exercisable at the discretion of the Committee but in no event greater than ten years from the date of grant. Options may be exercised at the rate of 25% per year commencing one year after the date of grant. At March 31, 2002, options to acquire 5,810 shares were available for grant under the 1994 Plan. On February 5, 2002, 108,500 shares were approved for grant by the Human Resources Committee, but with the concurrence of the grantees thereof, these grants are subject to stockholder approval of the Plan Amendment to increase eligible shares.

On May 17, 2000 the Committee authorized the amendment of the option exercise period of each grant that would have otherwise expired on or before January 31, 2001 to extend such period for two years, and on November 3, 2000 further authorized the amendment of the option exercise period of each grant (including those option exercise periods extended on May 17, 2000) to ten years from the respective date of each such grant. The Company recorded compensation expense of $93,000 as a result of these amendments which represented the difference between the market value of the shares and the exercise price on the date of the amendments.

The CSS Industries, Inc. 1995 Stock Option Plan for Non-Employee Directors ("1995 Plan"), under which non-qualified stock options to purchase up to 300,000 shares of common stock were available for grant to non-employee directors at exercise prices of not less than fair market value on the date of grant, expired on December 31, 2000. Options to purchase 4,000 shares of the Company's common stock were to be granted automatically to each non-employee director on the last day of November through the year 2000. Options may be exercised at the rate of 25% per year commencing one year after the date of grant. At December 31, 2000, options to acquire 204,000 shares expired under the 1995 Plan.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its plans. Accordingly, compensation expense is generally not recognized for its stock-based compensation plans. Had compensation expense for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have been reduced as follows:

(in thousands, except per share values)	For the Year Ended March 31, 2002	For the Three Month Period Ended March 31, 2001	For the Years Ended December 31 2000	1999
Net income (loss) – as reported	$21,501	$(6,080)	$18,231	$18,061
Net income (loss) – pro forma	19,009	(6,761)	15,863	15,705
Basic net income (loss) per share – as reported	$ 2.44	$ (.69)	$ 2.02	$ 1.85
Basic net income (loss) per share – pro forma	$ 2.15	$ (.77)	$ 1.76	$ 1.61
Diluted net income (loss) per share – as reported	$ 2.40	$ (.69)	$ 2.02	$ 1.84
Diluted net income (loss) per share – pro forma	$ 2.12	$ (.77)	$ 1.75	$ 1.60

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	For the Year Ended March 31, 2002	For the Three Month Period Ended March 31, 2001	For the Years Ended December 31	
			2000	1999
Expected dividend yield	0%	0%	0%	0%
Expected stock price volatility	44%	43%	42%	39%
Risk-free interest rate	5.28%	5.50%	5.66%	5.60%
Expected life of option	9.9 years	8.5 years	6.7 years	3.6 years

Transactions from January 1, 1999 through March 31, 2002, under the above plans were as follows:

	Number of Shares	Option Price per Share	Weighted Average Price	Weighted Average Life Remaining
Options outstanding at January 1, 1999	1,246,575	$ 16.00 – 33.94	$22.90	2.2 years
Granted	423,100	21.28 – 28.63	26.97	
Exercised	(315,380)	16.00 – 25.88	18.06	
Canceled	(346,911)	16.00 – 33.94	27.83	
Options outstanding at December 31, 1999	1,007,384	16.00 – 33.13	25.26	2.8 years
Granted	373,900	19.06 – 21.50	21.20	
Exercised	(10,000)	16.00 – 16.00	16.00	
Canceled	(114,200)	20.13 – 33.00	23.77	
Options outstanding at December 31, 2000	1,257,084	17.13 – 33.13	24.26	7.1 years
Granted	348,100	20.38 – 21.50	21.49	
Exercised	—	—	—	
Canceled	(2,000)	21.50	21.50	
Options outstanding at March 31, 2001	1,603,184	17.13 – 33.13	23.66	7.3 years
Granted	353,100	24.41 – 31.70	25.58	
Exercised	(81,949)	18.63 – 28.63	22.31	
Canceled	(60,826)	20.13 – 28.63	23.26	
Options outstanding at March 31, 2002	1,813,509	$ 17.13 – 33.13	$24.11	7.2 years
Options exercisable at March 31, 2002	902,574	$ 17.13 – 33.13	$24.43	

The following table summarizes information concerning currently outstanding and exercisable options:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$16.97 – $20.36	87,234	5.0	$18.90	50,734	$18.55
$20.36 – $23.76	761,625	7.4	$21.40	358,675	$21.27
$23.76 – $27.15	642,800	7.7	$25.69	257,000	$26.09
$27.15 – $30.54	287,850	6.4	$28.34	215,165	$28.25
$30.54 – $33.94	34,000	4.9	$32.51	21,000	$33.03
	1,813,509	7.2	$24.11	902,574	$24.43

(5) PROFIT SHARING PLANS:

The Company maintains defined contribution profit sharing and 401(k) plans covering substantially all of its employees as of March 31, 2002. Annual contributions under the plans are determined by the Board of Directors of the Company or each subsidiary, as appropriate. Consolidated expense related to the plans for the year ended March 31, 2002, the three month period ended March 31, 2001 and the years ended December 31, 2000 and 1999 was $1,997,000, $579,000, $2,145,000 and $2,230,000, respectively.

(6) FEDERAL INCOME TAXES:

The following table summarizes the provision for U.S. federal, state and foreign taxes on income:

(in thousands)	For the Year Ended March 31, 2002	For the Three Month Period Ended March 31, 2001	For the Years Ended December 31	
			2000	1999
Current:				
Federal	$ 8,336	$(2,847)	$ 7,412	$ 8,817
State	38	28	130	56
Foreign	1,283	118	934	798
	9,657	(2,701)	8,476	9,671
Deferred:				
Federal	2,220	(406)	1,699	723
State	77	(7)	—	(13)
Foreign	—	—	—	—
	2,297	(413)	1,699	710
	$11,954	$(3,114)	$10,175	$10,381

The differences between the statutory and effective federal income tax rates on income before income taxes were as follows:

	For the Year Ended March 31, 2002	For the Three Month Period Ended March 31, 2001	For the Years Ended December 31	
			2000	1999
U.S. federal statutory rate	35.0%	(35.0)%	35.0%	35.0%
State income taxes, less federal benefit	.2	.1	.3	.1
Non-deductible goodwill	.8	.7	1.0	1.0
Other	(.3)	.3	(.5)	.4
	35.7%	(33.9)%	35.8%	36.5%

Deferred taxes are recorded based upon differences between the financial statement and tax bases of assets and liabilities and available tax credit carryforwards. The following temporary differences gave rise to net deferred income tax (liabilities)/assets as of March 31, 2002 and 2001:

(in thousands)	March 31, 2002	March 31, 2001
Deferred income tax assets:		
Accounts receivable	$ 662	$ 848
Inventories	2,632	2,614
Accrued expenses	3,929	2,915
State net operating loss carryforward	6,080	5,895
Other	399	1,324
	13,702	13,596
Valuation allowance	(6,080)	(5,895)
	7,622	7,701
Deferred income tax liabilities:		
Property, plant and equipment	5,181	3,034
Unremitted earnings of foreign subsidiaries	1,013	1,032
Other	4,261	4,171
	10,455	8,237
Net deferred income tax liability	$ (2,833)	$ (536)

At March 31, 2002 and 2001, the Company had net operating loss carryforwards for state income tax purposes of $86,966,000 and $85,919,000, respectively, that expire in various years through 2017. For financial reporting purposes, valuation allowances have been established to offset these deferred tax assets as it is more likely than not that the net operating loss carryforwards will not be realized prior to expiration.

(7) LONG-TERM DEBT AND CREDIT ARRANGEMENTS:

Long-term debt consisted of the following:

(in thousands)	March 31, 2002	March 31, 2001
Mortgages, payable monthly through 2001, interest at rates ranging from 6% to 10.5%	$ —	$ 56
Industrial Development Revenue Bonds, payable periodically through 2001, interest at rates ranging from 4% to 4.5%	—	19
Other	365	430
	365	505
Less – current portion	(200)	(312)
	$ 165	$ 193

The Company entered into a $300,000,000 unsecured revolving credit facility with thirteen banks and financial institutions on July 21, 1997. The facility allowed for borrowings up to $300,000,000 and expired on April 30, 2001. On April 30, 2001, the Company replaced its expiring revolving credit facility with two new financing facilities. The Company entered into a $75,000,000 unsecured revolving credit facility with five banks. This facility allows for borrowings up to $75,000,000, expires on April 30, 2004 and provides that borrowings are limited during a consecutive 30 day period in each year of the agreement. The loan agreement contains provisions to increase or reduce the interest pricing spread based on the achievement of certain benchmarks related to the ratio of earnings to interest expense. At the Company's option, interest on the facility currently accrues at (1) the greater of the prime rate minus 0.5% or the Federal Funds Rate, or (2) LIBOR plus 1%. The revolving credit facility provides for commitment fees of 0.25% per annum on the daily average of the unused commitment. The loan agreement also contains covenants, the most restrictive of which pertain to net worth; the ratio of operating cash flow to fixed charges; the ratio of earnings to interest expense and the ratio of debt to capitalization. The Company is in compliance with all financial debt covenants.

The Company also entered into a receivables purchase agreement with an issuer of receivables-backed commercial paper. Under this arrangement, the Company sells, on an ongoing basis and without recourse, its trade accounts receivable to a wholly-owned special purpose subsidiary (the "SPS"), which in turn has the option to sell, on an ongoing basis and without recourse, to the commercial paper issuer an undivided percentage interest in the pool of accounts receivable. Under the agreement, new trade receivables are automatically sold to the SPS and become a part of the receivables pool. The agreement permits the sale (and repurchase) of an undivided interest in the accounts receivable pool for an amount of up to $100,000,000 through April 30, 2004, subject to an annual renewal. Interest on amounts financed under this facility is based on a variable commercial paper rate plus 0.375%. The receivables facility provides for commitment fees of 0.225% per annum on the daily average of the unused commitment. This arrangement has been accounted for as a financing transaction.

The weighted average interest rate under these loan agreements for the year ended March 31, 2002, the three months ended March 31, 2001 and the years ended December 31, 2000 and 1999 was 4.48%, 3.20%, 7.37% and 6.24%, respectively. The average and peak borrowings were $32,670,000 and $101,800,000 for the year ended March 31, 2002 and $59,465,000 and $133,090,000 for the year ended March 31, 2001. Additionally, outstanding letters of credit totaled $4,883,000 and $3,938,000 at March 31, 2002 and 2001, respectively. The Company has letters of credit that guarantee funding of workers compensation claims as well as obligations to certain vendors.

The Company maintained various notes related to the financing of manufacturing facilities which were paid in full in 2001. The Company also maintained second mortgages on several facilities financed with Industrial Development Revenue Bonds. All such bonds matured in 2001.

Long-term debt matures as follows:

(in thousands)	
2003	$200
2004	103
2005	62
Total	$365

(8) OPERATING LEASES:

The future minimum rental payments associated with all noncancelable lease obligations are as follows:

(in thousands)	
2003	$ 6,011
2004	4,641
2005	3,293
2006	2,342
2007	651
Thereafter	404
Total	$17,342

Rent expense was $6,660,000, $1,700,000, $7,368,000 and $6,971,000 in the year ended March 31, 2002, in the three month period ended March 31, 2001 and in the years ended December 31, 2000 and 1999, respectively.

(9) CLAIMS PUT AGREEMENT:

The Company entered into a Claims Put Agreement (the Put Agreement) on January 16, 2002 with an unrelated financial institution giving CSS the ability to put Kmart trade receivables, not to exceed $16,000,000, arising from merchandise delivered during the period September 15, 2001 through the date of a bankruptcy event. CSS paid a premium of $480,000 to enter into this agreement. The Kmart put option was exercisable if Kmart filed for bankruptcy. On January 22, 2002, Kmart filed for bankruptcy under Chapter XI of the U.S. Bankruptcy Code. On February 21, 2002, the Company exercised the put option giving CSS the right to collect an amount equal to the pre-petition receivables balance outstanding with Kmart, times the purchase rate, or 70%.

During the fiscal year, the Company adopted a policy for classifying gains on these types of credit risk arrangements in selling, general and administrative expenses (SG&A). For the year ended March 31, 2002, the Company recognized a pre-tax gain of approximately $5,436,000 for the change in the Put Agreement's value, less the premium paid. This amount was offset by bad debt expense of approximately $10,352,000 and was recorded in SG&A in the consolidated statement of operations.

As of March 31, 2002, the fair market value of Kmart receivables not yet assigned to the financial institution and the value of the Kmart put right were approximately $4,436,000 and $5,916,000, respectively, and were classified as other current assets in the consolidated balance sheet.

(10) FAIR VALUE OF FINANCIAL INSTRUMENTS:

The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate methodologies. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Certain of these financial instruments are with major financial institutions and expose the Company to market and credit risks and may at times be concentrated with certain counterparties or groups of counterparties. The creditworthiness of counterparties is continually reviewed, and full performance is anticipated.

The methods and assumptions used to estimate the fair value of each class of financial instruments are set forth below:

- Cash and temporary investments, accounts receivable and accounts payable – The carrying amounts of these items are a reasonable estimate of their fair values at March 31, 2002 and 2001.
- Short-term borrowings – Borrowings under the revolving credit facility have variable rates that reflect currently available terms and conditions for similar debt. The carrying amount of this debt is a reasonable estimate of its fair value.
- Other long-term obligations – The carrying amounts of these items are a reasonable estimate of their fair value.
- Foreign currency contracts – The fair value is based on quotes obtained from financial institutions. As of March 31, 2002 and 2001, the fair value of foreign currency contracts was immaterial.
- Interest rate swap agreements – The fair value is based on quotes obtained from financial institutions. The fair value of interest rate swap agreements at March 31, 2002 and 2001 was $262,000 and $66,000, respectively.

(11) COMMITMENTS AND CONTINGENCIES:

The Company is subject to various lawsuits and claims arising out of the normal course of business. In the opinion of Company counsel and management, the ultimate liabilities resulting from such lawsuits and claims will not materially affect the consolidated financial position of the Company.

In February 1999, CSS was awarded and received approximately $11,200,000, including interest, in settlement of a dispute primarily related to the valuation of inventory acquired in the 1995 acquisition of Cleo Inc. The award had no impact on 1999 results of operations.

(12) SEGMENT DISCLOSURE:

The Company operates in a single segment, the manufacture, distribution and sale of non-durable seasonal consumer goods, primarily to mass market retailers. CSS conducts substantially all of its business in the United States.

The Company's detail of revenues from its various products is as follows:

(in thousands)	For the Year Ended March 31, 2002	For the Three Month Period Ended March 31, 2001	For the Years Ended December 31 2000	1999
Christmas	$288,325	$ 3,157	$280,587	$266,766
Everyday	50,294	8,785	51,223	51,598
Halloween/Easter	58,864	12,319	63,137	61,974
Other	26,826	2,726	26,137	28,529
Total	$424,309	$26,987	$421,084	$408,867

One customer accounted for sales of $87,975,000, or 20.7% of total sales and one customer accounted for sales of $45,030,000, or 10.6% of total sales in the year ended March 31, 2002. One customer accounted for sales of $4,021,000, or 15% of total sales in the three month period ended March 31, 2001, $92,141,000, or 21.9% of total sales in the year ended December 31, 2000 and $85,591,000 or 20.9% in the year ended December 31, 1999.

(13) QUARTERLY FINANCIAL DATA (UNAUDITED):

(In thousands, except per share amounts)

2002	Quarters First	Second	Third	Fourth
Net sales	$28,817	$134,383	$235,944	$25,165
Gross profit	8,153	35,661	65,745	5,341
Net (loss) income	$ (4,324)	$ 8,606	$ 23,059	$ (5,840)
Net (loss) income per common share:				
Basic-	$ (.49)	$ .97	$ 2.60	$ (.67)
Diluted-	$ (.49)	$ .96	$ 2.54	$ (.67)

2001	Quarters First	Second	Third	Fourth
Net sales	$38,194	$148,261	$208,914	$26,987
Gross profit	9,837	34,710	57,001	7,024
Net (loss) income	$ (4,057)	$ 7,296	$ 21,139	$ (6,080)
Net (loss) income per common share:				
Basic-	$ (.45)	$ .81	$ 2.39	$ (.69)
Diluted-	$ (.45)	$ .81	$ 2.39	$ (.69)

The seasonal nature of CSS' business results in low sales and operating losses in the first and fourth quarters and high shipment levels and operating profits in the second and third quarters of the Company's new fiscal year, thereby causing significant fluctuations in the quarterly results of operations of the Company.

(14) ACCOUNTING PRONOUNCEMENTS:

In June 1998 and June 2000, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities – an amendment of FASB Statement No. 133." These statements establish accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS Nos. 133 and 138 also require that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS Nos. 133 and 138 are effective for fiscal years beginning after June 15, 2000. The Company adopted SFAS No. 133, as amended by SFAS No. 138, on January 1, 2001, as required. The adoption of SFAS No. 133 was not material to the consolidated statements of operations or financial position of the Company.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires all business combinations be accounted for by the purchase method and adds disclosure requirements related to business combination transactions. SFAS No. 141 also establishes criteria for the recognition of intangible assets apart from goodwill. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. The Statement provides that goodwill and some intangibles will no longer be amortized. SFAS No. 142 provides specific guidance for testing goodwill for impairment. The Statement also requires new disclosure of information about goodwill and other intangible assets subsequent to their acquisition. The Company will adopt the provisions of SFAS No. 142 effective with the beginning of its next fiscal year, April 1, 2002, and will discontinue the amortization of goodwill at that time. As of March 31, 2002, goodwill totaled $39,715,000 and negative goodwill totaled $2,393,000. For the year ended March 31, 2002, net amortization expense was $1,213,000. Based on a preliminary review of the new standard, management believes the Company will record a goodwill impairment charge upon adoption of approximately $8,000,000, net of taxes, which includes the reversal of negative goodwill. This non-cash charge will be recorded as the cumulative effect of an accounting change. However, the Company has not completed its evaluation to determine the exact amount of such a charge. Also, the Company believes this charge will not affect the financial covenant calculations under the Company's credit agreement.

SFAS No. 143, "Accounting for Asset Retirement Obligations," was issued in June 2001. SFAS No. 143 addresses accounting and reporting for legal obligations and related costs associated with the retirement of long-lived assets. The Statement requires that the fair value of the liability for an asset retirement obligation be recognized in the period incurred if a reasonable estimate of fair value can be made. The estimated retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Based on current operations, the Company does not expect the adoption of this statement to have a material effect on its financial position and results of operations.

SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," was issued in August 2001 and is effective for fiscal years beginning after December 15, 2001. This statement retains existing requirements to recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and measure any impairment loss as the difference between the carrying amount and the fair value of the asset. SFAS No. 144 a) removes goodwill from its scope, b) allows for probability-weighted cash flow estimation techniques when measuring for impairment, c) requires that, for any assets to be abandoned, the depreciable life be adjusted and the cumulative impact of such change treated as an accounting change and d) an impairment loss be recognized at the date a long-lived asset is exchanged for a similar productive asset or distributed to owners in a spinoff if the carrying value of the asset exceeds its fair value. Based on current operations, the Company does not expect the adoption of this statement to have a material effect on its financial position and results of operations.

Part III

Item 10. Directors and Executive Officers of the Registrant

See "ELECTION OF DIRECTORS" and "OUR EXECUTIVE OFFICERS" in the Proxy Statement for the 2002 Annual Meeting of Stockholders of the Company, which will be incorporated herein by reference.

Item 11. Executive Compensation

See "EXECUTIVE COMPENSATION" in the Proxy Statement for the 2002 Annual Meeting of Stockholders of the Company, which will be incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

See "CSS SECURITY OWNERSHIP" in the Proxy Statement for the 2002 Annual Meeting of Stockholders of the Company, which will be incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

See "CERTAIN TRANSACTIONS" in the Proxy Statement for the 2002 Annual Meeting of Stockholders of the Company, which will be incorporated herein by reference.

Part IV

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) Attached hereto and filed as part of this report are the financial statement schedules and the exhibits listed below:

1. Financial Statements

   Report of Independent Public Accountants

   Consolidated Balance Sheets – March 31, 2002 and 2001

   Consolidated Statements of Operations – for the year ended March 31, 2002, for the three month periods ended March 31, 2001 and 2000 and for the years ended December 31, 2000 and 1999

   Consolidated Statements of Cash Flows – for the year ended March 31, 2002, for the three month periods ended March 31, 2001 and 2000 and for the years ended December 31, 2000 and 1999

   Consolidated Statements of Stockholders' Equity – for the year ended March 31, 2002, for the three month periods ended March 31, 2001 and 2000 and for the years ended December 31, 2000 and 1999

   Notes to Consolidated Financial Statements

2. Financial Statement Schedules

   Schedule II – Valuation and Qualifying Accounts

(b) Reports on Form 8-K filed during the last quarter of fiscal 2002

The Company filed a report on Form 8-K dated March 15, 2002 with respect to the acquisition of C. M. Offray & Son, Inc.

(c) Exhibits, Including Those Incorporated by Reference The following is a list of exhibits filed as part of this annual report on Form 10-K. Where so indicated by footnote, exhibits which were previously filed are incorporated by reference. For exhibits incorporated by reference, the location of the exhibit in the previous filing is indicated in parentheses.

Articles of Incorporation and By-laws

3.1 Restated Certificate of Incorporation filed December 5, 1990. (1) (Exhibit 3.1)

3.2 Amendment to Restated Certificate of Incorporation filed May 8, 1992. (2) (Exhibit 3.2)

3.3 Certificate eliminating Class 2, Series A, $1.35 Preferred stock filed September 27, 1991. (3) (Exhibit 3.2)

3.4 Certificate eliminating Class 1, Series B, Convertible Preferred Stock filed January 28, 1993. (2) (Exhibit 3.5)

3.5 By-laws of the Company, as amended to date (as last amended February 21, 2001). (11) (Exhibit 3.6)

Material Contracts

10.1 CSS Industries, Inc. 1995 Stock Option Plan for Non-Employee Directors. (7) (Exhibit 10.2)

10.2 Loan Agreement among CSS Industries, Inc., the Lending Institutions listed therein, CoreStates Bank, N.A. as the Administrative Agent, and Merrill Lynch & Co. as the Syndication Agent, dated as of July 21, 1997. (8) (Exhibit 10.4)

10.3 Settlement Agreement dated January 1, 2000 between Berwick Industries LLC and Henry T. Doherty (10) (Exhibit 10.6)

10.4 Asset Purchase Agreement, dated February 8, 2002, among Berwick Industries, LLC, Daylight Acquisition Corp., Lion Ribbon Company, Inc., C. M. Offray & Son, Inc., CVO Corporation (Delaware), C.M. Offray & Son (Hong Kong) Limited, Claude V. Offray, Jr., Claude V. Offray III, and Denise A. Offray. (12) (Exhibit 2.1)

10.5 Amendment No. 1 to Asset Purchase Agreement dated March 15, 2002. (12) (Exhibit 2.2)

*10.6 Interest Rate Swap Master Agreement dated as of March 19, 2001 between First Union National Bank and CSS Industries, Inc.

*10.7 Interest Rate Swap Master Agreement dated as of April 2, 2001 between PNC Bank, National Association and CSS Industries, Inc.

*10.8 Loan Agreement among CSS Industries, Inc., the Lending Institutions listed therein, PNC Bank, National Association as the Administrative Agent, PNC Capital Markets, Inc. as Lead Arranger and Fleet National Bank and First Union National Bank as Co-Documentation Agents, dated as of April 30, 2001.

*10.9 Receivables Purchase Agreement among CSS Funding LLC, CSS Industries, Inc., Market Street Funding Corporation and PNC Bank, National Association, dated as of April 30, 2001.

*10.10 Purchase and Sale Agreement between Various Entities Listed on Schedule I, as the Originators, CSS Industries, Inc. and CSS Funding LLC, dated as of April 30, 2001.

*10.11 Waiver and Amendment to Loan Agreement dated March 11, 2002.

*10.12 First Amendment to Receivables Purchase Agreement dated as of August 24, 2001.

*10.13 First Amendment to Purchase and Sale Agreement dated as of August 24, 2001.

*10.14 CSS Industries, Inc. 2000 Stock Option Plan for Non-Employee Directors.

Management Contracts, Compensatory Plans or Arrangements

10.15 CSS Industries, Inc. 1994 Equity Compensation Plan (as last amended January 23, 1996). (8) (Exhibit 10.10)

10.16 CSS Industries, Inc. Non-Qualified Supplemental Executive Retirement Agreements, dated March 3, 1993, with certain executive officers of the Company. (2) (Exhibit 10.15)

10.17 CSS Industries, Inc. Non-Qualified Supplemental Executive Retirement Plan Guidelines, dated January 25, 1994. (4) (Exhibit 10.14)

10.18 CSS Industries, Inc. Annual Incentive Compensation Arrangement, Administrative Guidelines, dated March 15, 1993 (as amended January 1, 2000). (10) (Exhibit 10.11)

10.19 The Paper Magic Group, Inc. Management Incentive Bonus Program, Administrative Guidelines, dated March 15, 1993. (2) (Exhibit 10.28)

10.20 1994 Amendment to The Paper Magic Group, Inc. Management Incentive Bonus Program, Administrative Guidelines, dated March 2, 1994. (4) (Exhibit 10.26)

10.21 Berwick Industries, Inc. Incentive Bonus Plan, dated January 1, 1994. (4) (Exhibit 10.27)

10.22 Cleo Inc Management Incentive Plan, dated March 7, 1996. (6) (Exhibit 10.23)

10.23 Berwick Industries, Inc. Non-Qualified Supplemental Executive Retirement Plan, dated November 18, 1996. (7) (Exhibit 10.26)

10.24 The Paper Magic Group, Inc. Non-Qualified Supplemental Executive Retirement Plan, dated December 5, 1996. (7) (Exhibit 10.27)

10.25 Cleo Inc Non-Qualified Supplemental Executive Retirement Plan dated November 26, 1996. (9) (Exhibit 10.18)

10.26 Employment Agreement dated as of June 1, 1999 between CSS Industries, Inc. and David J. M. Erskine. (10) (Exhibit 10.20)

10.27 Employment Offer Letter dated as of June 3, 1999 between The Paper Magic Group, Inc. and Steven A. Cohen. (10) (Exhibit 10.21)

Other

21. List of Significant Subsidiaries of the Registrant. (11) (Exhibit 21)

*99. Arthur Andersen LLP Representations.

Footnotes to List of Exhibits

*Filed with this Annual Report on Form 10-K.

(1) Filed as an exhibit to the Annual Report on Form 10-K (No. 1-2661) for the fiscal year ended December 31, 1990 and incorporated herein by reference.

(2) Filed as an exhibit to the Annual Report on Form 10-K (No. 1-2661) for the fiscal year ended December 31, 1992 and incorporated herein by reference.

(3) Filed as an exhibit to the Annual Report on Form 10-K (No. 1-2661) for the fiscal year ended December 31, 1991 and incorporated herein by reference.

(4) Filed as an exhibit to the Annual Report on Form 10-K (No. 1-2661) for the fiscal year ended December 31, 1993 and incorporated herein by reference.

(5) Filed as an exhibit to the Annual Report on Form 10-K (No. 1-2661) for the fiscal year ended December 31, 1994 and incorporated herein by reference.

(6) Filed as an exhibit to the Annual Report on Form 10-K (No. 1-2661) for the fiscal year ended December 31, 1995 and incorporated herein by reference.

(7) Filed as an exhibit to the Annual Report on Form 10-K (No. 1-2661) for the fiscal year ended December 31, 1996 and incorporated herein by reference.

(8) Filed as an exhibit to the Annual Report on Form 10-K (No. 1-2661) for the fiscal year ended December 31, 1997 and incorporated herein by reference.

(9) Filed as an exhibit to the Annual Report on Form 10-K (No. 1-2661) for the fiscal year ended December 31, 1998 and incorporated herein by reference.

(10) Filed as an exhibit to the Annual Report on Form 10-K (No. 1-2661) for the fiscal year ended December 31, 1999 and incorporated herein by reference.

(11) Filed as an exhibit to the Annual Report on Form 10-K (No. 1-2661) for the fiscal year ended December 31, 2000 and incorporated herein by reference.

(12) Filed as an exhibit to Form 8-K (No. 1-2661) dated March 15, 2002 and incorporated herein by reference.

The Company agrees to furnish supplementally a copy of omitted Schedules and Exhibits, if any, with respect to Exhibits listed above upon request.

Stockholders who have been furnished a copy of this Report may obtain copies of any Exhibit listed above on payment of $.50 per page for reproduction and mailing charges by writing to the Secretary, CSS Industries, Inc., 1845 Walnut Street, Philadelphia, Pennsylvania 19103.

CSS INDUSTRIES, INC. AND SUBSIDIARIES
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

Column A	Column B	Column C	Column D	Column E	
		Additions			
	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year ended March 31, 2002					
Doubtful accounts receivable-customers	$ 923	$10,936(c)	$ 667(b)	$10,977(c)	$1,549
Accrued restructuring expenses	0	—	4,541(b)	—	4,541
Three months ended March 31, 2001					
Doubtful accounts receivable-customers	$1,512	$ 174	$ —	$ 763	$ 923
Year ended December 31, 2000					
Doubtful accounts receivable-customers	$1,647	$ 1,323	$ —	$ 1,458	$1,512
Year ended December 31, 1999					
Doubtful accounts receivable-customers	$1,772	$ 1,302	$ 67(a)	$ 1,494	$1,647

Notes: (a) Balance at acquisition of Don Post Studios.
(b) Balance at acquisition of Offray.
(c) Includes gross Kmart bad debt write-off before gain on Put Agreement of $5,436.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on behalf of the undersigned hereunto duly authorized.

CSS INDUSTRIES, INC.

Registrant

Dated: May 21, 2002 By /s/ David J. M. Erskine

David J. M. Erskine, President and Chief Executive Officer
(principal executive officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the Registrant and in the capacities on the date indicated.

Dated: May 21, 2002 /s/ David J. M. Erskine

David J. M. Erskine, President and Chief Executive Officer
(principal executive officer and a director)

Dated: May 21, 2002 /s/ Clifford E. Pietrafitta

Clifford E. Pietrafitta, Vice President – Finance and Chief Financial Officer
(principal financial and accounting officer)

Dated: May 21, 2002 /s/ Jack Farber

Jack Farber, Director

Dated: May 21, 2002 /s/ James H. Bromley

James H. Bromley, Director

Dated: May 21, 2002 /s/ Stephen V. Dubin

Stephen V. Dubin, Director

Dated: May 21, 2002 /s/ Richard G. Gilmore

Richard G. Gilmore, Director

Dated: May 21, 2002 /s/ Leonard E. Grossman

Leonard E. Grossman, Director

Dated: May 21, 2002 /s/ James E. Ksansnak

James E. Ksansnak, Director

Dated: May 21, 2002 /s/ Michael L. Sanyour

Michael L. Sanyour, Director



stockholder information

ANNUAL MEETING OF STOCKHOLDERS
All stockholders are cordially invited to attend this meeting, which will be held
Wednesday, August 7, 2002
10:00 am
Hotel Sofitel Philadelphia
120 S. 17th Street
Philadelphia, Pennsylvania 19103



STOCKHOLDER INQUIRIES
For address changes, consolidations, lost certificates and certificate replacements, contact our Transfer Agent & Registrar:
American Stock Transfer
and Trust Company
59 Maiden Lane
New York, New York 10007

For other inquiries, contact:
Stephen V. Dubin, Esq.
Executive Vice President, Secretary
and General Counsel

www.cssindustries.com

CSS CREATIVE SEASONAL SOLUTIONS℠

CSS Industries, Inc.
1845 Walnut Street
Philadelphia, PA 19103-4755
215-569-9900
www.cssindustries.com